Exhibit 99.1 st The 1 Listed EV Charging Service Company in China NaaS (NASDAQ: NAAS) China’s Largest Third-Party Charging Network Empowering Electric Mobility 4Q & 2022 Confidential Apr. 2023

Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, TO ANY OTHER PERSON OR IN OR INTO OR FROM ANY JURISDICTION WHERE SUCH RELEASE, REPRODUCTION, PUBLICATION OR DISTRIBUTION IS UNLAWFUL. PERSONS INTO WHOSE POSSESSION THIS PRESENTATION COMES SHOULD INFORM THEMSELVES ABOUT, AND OBSERVE, ANY SUCH RESTRICTIONS. This presentation has been prepared by NAAS Technology Inc. (the “Company”) solely for information purpose. By viewing or accessing the information contained in this material, you hereby acknowledge and agree that no representations, warranties or undertakings, express or implied, are made by the Company or any of its directors, shareholders, employees, agents, affiliates, advisors or representatives as to, and no reliance should be placed upon, the accuracy, fairness, completeness or correctness of the information or opinions presented or contained in this presentation. None of the Company or any of its directors, shareholders, employees, agents, affiliates, advisors or representatives accept any responsibility whatsoever (in negligence or otherwise) for any loss howsoever arising from any information presented or contained in this presentation or otherwise arising in connection with the presentation. The information presented or contained in this presentation is subject to change without notice and its accuracy is not guaranteed. This presentation does not constitute an offer to sell or issue or an invitation or recommendation to purchase or subscribe for any securities of the Company for sale in the United States or anywhere else. No securities of the Company may be sold in the United States without registration with the United States Securities and Exchange Commission (the “SEC”) or an exemption from such registration pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations thereunder. No part of this presentation shall form the basis of or be relied upon in connection with any contract or investment decision in relation to any securities or otherwise. This presentation does not contain all relevant information relating to the Company or its securities, particularly with respect to the risks and special considerations involved with an investment in the securities of the Company. Nothing contained in this presentation shall be relied upon as a promise or representation as to the past or future performance of the Company. Past performance does not guarantee or predict future performance. You acknowledge that any assessment of the Company that may be made by you will be independent of this presentation and that you will be solely responsible for your own assessment of the market and the market position of the Company and that you will conduct your own analysis and be solely responsible for forming your own view of the potential future performance of the business of the Company. Certain statements in this presentation, and other statements that the Company may make, are forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. These statements reflect the Company’s intent, beliefs or current expectations about the future. These statements can be recognized by the use of words such as “expects,” “plans,” “will,” “estimates,” “projects ,” “intends,” “anticipates,” “believes,” “confident” or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on a number of assumptions about the Company’s operations and other factors, many of which are beyond the Company’s control, and accordingly, actual results may differ materially from these forward-looking statements. The Company or any of its affiliates, advisers or representatives has no obligation and does not undertake to revise forward-looking statements to reflect future events or circumstances. Except where otherwise indicated, this presentation speaks as of the date hereof. The Company reserves the right to amend or replace this presentation at any time but the Company undertakes no obligation to update or supplement any content set forth in this presentation should circumstances, management‘s estimates or opinions change or any information provided in this presentation become inaccurate. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NaaS’ goals and strategies; its future business development, financial conditions and results of operations; its ability to continuously develop new technology, services and products and keep up with changes in the industries in which it operates; growth of China’s EV charging industry and EV charging service industry and NaaS’ future business development; demand for and market acceptance of NaaS’ products and services; NaaS’ ability to protect and enforce its intellectual property rights; NaaS’ ability to attract and retain qualified executives and personnel; the ongoing COVID-19 pandemic and the effects of government and other measures seeking to contain its spread; U.S.-China trade war and its effect on NaaS’ operation, fluctuations of the RMB exchange rate; NaaS’ ability to obtain adequate financing for its planned capital expenditure requirements; NaaS’ relationships with end-users, customers, suppliers and other business partners; competition in the industry; relevant government policies and regulations related to the industry; and fluctuations in general economic and business conditions in China and globally. Further information regarding these and other risks is included in NaaS’ filings with the SEC. This presentation also contains non-IFRS financial measures, the presentation of which is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. In addition, the Company’s calculation of these non-IFRS financial measures may be different from the calculation used by other companies, and therefore comparability may be limited. 1

Contents P3 Investment Highlight 01 P6 Industry Overview 02 P13 Company Overview 03

Investment Highlights China Leads The Global Electrification Market þ (1) 2022 EV Sold：6.9M (1) By 2022 Total Number of EV Reached 13.1M The China Market Will Continue To Unlock Huge Potential þ (2) By 2030 Total Number of EV will Reach 145M (2) In 2030 Total Public Charging Volume will be 25x of 2022 NaaS Has The Largest Third-Party Charging Network þ With Huge First Mover Advantage (3) NaaS Connected 575K Chargers, Covering 55K Charging Stations , (2) Accounted for 21% of China’s Public Charging Volume Notes: (1) According to CAAM (China Association of Automobile Manufacturers), MPS（The Ministry of Public Security of China） (2) According to CIC (China Insights Consultancy) 3 (3) As of March 31, 2023

Invest In NaaS - Invest In The Electrification Of China’s Transportation Industry Equipment Manufacturers Help equipment manufacturers save on marketing costs and increase charger sales Marketing and Distribution Channel Enjoy hassle-free and NaaS Enhance Charging Station Owners End-users/Corporate/APP Largest EV Full Suite of frictionless fast operational Charging Cooperate with major Charging Solutions charging experience efficiency Network OEMs to embed Provider and Charging API into profitability smart EV‘s infotainment system Reduce end-users’ range anxiety and dependency on private chargers, and increase EV sales 4 EV OEMs

01 Industry Overview

China’s World-largest Auto Market With Energy Transition Well On The Way Total number of EV is expected (1) (2) Expect China ICE car parc to 311M Car Parc | 26.8M Auto Sold 2025 2022 By 2036 to surpass the number of ICE (1) (1) peak at 327M ～33% of global auto sales (1) vehicles in 2036 In Million Vehicles China’s ICE Cars Will Peak In 2025, Replaced By EV The number of ICE will peak around 2025 2,870,146 8X The number of EV will exceed 400 60000 ICE in 2036 231 350 310 50000 328 273 300 327 309 40000 250 337,823 268 200 30000 25X 150 171 170 20000 145 13,688 100 125 47 96 10000 43 91 6,300 50 5 0 0 2005 2010 2015 2020 2025E 2030E 2035E 2040E 2045E 2050E NaaS Charging Volume (GWh) Charging Volume (GWh) ICE Vehicles EV 2030 2050 2022-2030 From 2022 to 2030, public charging volume will (1) (1) More than 145M EV，32% of total car parc More than 328M EV，77% of total car parc (1) increase by ~ 25x Source: (1) CIC (China Insights Consultancy), National Bureau of Statistics 6 (2) CAAM (China Association of Automobile Manufacturers)

China’s EV Market Is Growing Fast, With The Passenger EV Sales Penetration Rate To Exceed 30% 6.9 million EV sold in 2022. The penetration rate of new EV increased from 4.5% in 2019 to 25.6% in 2022. EV car parc in 2022 2022 was 13.1 million, compared with 7.84 million last year, an increase of 67% YoY. 6.9M Sales And Growth Rate Of New EV From 2013 To 2023 EV Sold EV Sales Growth Rate 1000 400% 900 317% 341% 800 300% 25.6% 688.7 158% Passenger EV 600 200% Sales Penetration 53% 352.1 13% 400 100% 53% 96% 62% -4% 35% 31% 136.7 200 125.6 120.6 0% 77.7 50.7 33.1 60% Of Global 7.5 1.8 -100% 0 EV Cars Sold 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023E Unit: in millions Penetration Rate Of New EV In China From 2019 To 2023 Estimated EV Sales vs. Actual EV Sold In China From 2019 To 2022 8.0 33% 35% Estimated EV Sales Actual EV Sold 7.0 6.9 30% 26% 6.0 25% 5.0 5.0 20% 4.0 13% 15% 3.5 3.0 10% 5% 2.0 5% 1.4 1.8 1.7 5% 1.2 1.1 1.0 0% 0.0 2019 2020 2021 2022 2023E 2018 2019 2020 2021 2022 2023 7 Source：CAAM (China Association of Automobile Manufacturers)

EV Penetration Exceed 30% In 44 Cities With Increasingly Scattered And Localized Charging Market Penetration Rates For New EV Sales In 44 Cities Penetration Rates Of New EV Sales Across China In China Exceeded 30% 50% 42% 40% 32% 28% 26% 30% 20% 20% 15% Heilongjiang 10% Jili 0% n Inner Mongolia Xinjiang First-tier Cities New First-tier Second-tier Third-tier Cities Fourth-tier Fifth-tier Cities Liaoning Cities Cities Cities Gansu Beijing Tianjin Hebei shanxi Ningxia Qinghai Shandong The EV Charging Market Will Be More Scattered And Localized Xizang Henan Shanxi Jiangsu SOE’s market share is only 14%. Top 5 charging operators’ market Shanghai Anhui Sichuan Hubei share decreases from 87% to 70% with continue new entries Chongqing Zhejiang Jiangxi Chiwei Yu Hunan Guizhou Fujian Diaoyu Islands Yunnan Guangdong Guangxi Taiwan Macau Hong Kong South China Sea Islands 14% 70% 87% Hainan Unit：%＞40 0-10 10-20 20-30 30-40 2018 Dec 2022 Dec Major Cities Sanya Liuzhou Shanghai Shenzhen Hangzhou Guangzhou Chengdu Tianjin Chongqing Beijing Zhengzhou Suzhou 2022 Market Share TOP5 Charging Operators (by TOP5 Charging Operators (by #of Chargers) #of Chargers) Penetration 47.74% 47.22% 45.23% 44.50% 41.86% 32.20% 31.02% 30.57% 28.96% 28.81% 28.70% 28.55% Of State Owned Power Grid Rate Source：CAAM (China Association of Automobile Manufacturers) 8

EV Charging Market：Decentralization, Digitalization, Integration New EV Charging Market：Smart Grid Conventional Power Plant Generation Integrate Renewable Power • Decentralization & Localization Central • Digitalization & Big Data Analysis • Integration of Charging Stations • Stabilize Output Transmission Energy Storage Central Microgrid Distribution Unidirectional Local Renewables Smart Home and Storage System Consumption Grid & Smart Meter Smart Building Low-carbon Smart Factory Receiving Data V2G 9

China Will Need 26.3 Million Public Chargers In 2030, With Total CAPEX Investment Scale Of US$ 220-300 Billion (1) Number Of Public Chargers Installed In China Per Charger Cost Total CAPEX x = (in millions) RMB 60-80K RMB 1.5-2 (US$9-12K) Trillion 26.3 per charger (US$220-300B) 19.7 Power Grid Investing in charging Peripherals piles and equipment Costs of (2) 14.3 Cost Composition upgrades requires high Hardware CAPEX and local land resources, attracting 10.0 6.9 more and more local asset owners to enter 4.7 the market 3.1 2.0 1.3 Land Development 2022 2023E 2024E 2025E 2026E 2027E 2028E 2029E 2030E Notes: (1) Source: CIC (China Insights Consultancy) (2) Including costs of hardware, land development and power grid peripherals 10

Key Challenges And Requirements Faced By Charging Station Owners In China’s Public EV Charging Market NaaS We Are Doing Real Estate Developers & Small & Medium SOEs and Local Small-sized Site Owners Enterprises Government Pain Points Pain Points Pain Points Zero experience in charging industry Zero experience in charging industry Lacking experience in site selection Unable to independently select sites at a large scale Lacking know-how of the workflow to establish a Lacking know-how of the workflow to establish a station station Lacking experience in rapid establishment of stations Lacking operational know-how to maintain station Lacking operational know-how to effectively utilize Lacking professional operational platform profitability operation efficiency Requirements Requirements Requirements ü Complete station establishment and maintain ü Complete station establishment with limited effort and ü Timely completion of large-scale station establishment time operation & maintenance with limited effort and time ü Achieve return target for the investment ü Achieve return target for the investmentü Fully satisfy charging demands of residents Customers’ Common Needs Equipment Procurement Established Charging Operation and Site Selection Capabilities Capabilities Service Platform Maintenance Capabilities One-stop Energy Port Solutions Provider 11

02 Company Overview

Robust Growth Driven By Strong Operational Metrics


Charging Volume Transacted Through Network
(GWh)
YoY %: + 112%
161
247
418
449
482
579
834
856
1,023
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1


Number of Orders Transacted Through Platform
(In Thousands)
YoY %: + 110%
7,394
10,937
18,615
20,149
21,166
25,565
37,355
38,115
44,435
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1


Number of Charging Stations Connected
(In Thousands)
YoY %: + 67%
20
23
26
30
33
38
44
50
55
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1


Number of Chargers Connected
(In Thousands)
YoY %: + 84%
158
196
228
278
313
362
436
515
575
2021Q1 2021Q2 2021Q3 2021Q4 2022Q1 2022Q2 2022Q3 2022Q4 2023Q1

13

China’s Largest Charging Network With 44 Million Orders Connecting 575K Chargers At 55K Stations 44.4mn RMB 990.5mn 1,023GWh (1) (1) Number of Orders Transacted Gross Transaction Value Charging Volume (1) Through Platform (2) 20.6% Market Share z 350+ 55K 575K (3) (3) (3) Cities Covered Chargers Connected Charging Stations (2) (2) 48.9% Market Share 40.3% Market Share Notes: (1) In the first quarter of 2023 (2) According to CIC (China Insights Consultancy) (3) As of March 31, 2023 14

One-stop Energy Solutions Provider Offering A Convenient, Flexible, Turnkey EV Charging Solution For Station Owners Initial Building Stage Big Data-Backed Site Selection Charging Hardware and Financing (1) EPC Construction Software Procurement Channel Charging Volume Map Client: charging stations Operating Stage User Acquisition Platform Operating Services Maintenance Services Non-Charging Services Client: charging stations Upgrade / Additional Services Stage Energy Storage Upgrade Virtual Power Plant (“VPP”) Trading PV Equipment Upgrade Battery Swap Station Client: charging stations Notes: 15 (1) EPC stands for Engineering Procurement Construction

Case Study: One-Click Charging Station Construction Service Charging Software & Hardware Operating & Maintenance Site Selection EPC and Other Development þþ þþ Procurement Services Charging Station Engineering Procurement Construction (EPC) Project In Wuhan City, Hubei Province (1) 60 DCFC Chargers Capex: $ 720,000 3 Sets Of 1250kva High 3,600kW Total 60 Parking Slots （RMB 5mn） Voltage Transformer Installed Capacity Notes: (1) DCFC means direct current fast chargers with 30kW power output or more 16

Case Study: One-Click Charging Station Operation Operating Service User Acquisition Platform Non-Charging Services þ þþ Self-Operated Charging Station Operation Project In Xi’an City, Shaanxi Province Planning To Newly Install (1) 36 DCFC Chargers 160–180KWh/Day/Charger 12 Charging Piles (24 Chargers) Notes: (1) DCFC means direct current fast chargers with 30kW power output or more 17

Case Study: One-Click Maintenance Service Cleaning Service Regular Electric Facility Inspection Facility Maintenance þþþ Maintenance Service For 15.5k Parking Slots Covering 186 Cities 186 Cities Covered 2,100+ Stations 15,500+ Parking Slots 18

We Generate Recurring Revenue From ‘Sticky’ Customers Across Multiple Revenue Streams Illustrative Unit Economics Model Upgrade/Additional Initial Building Stage Operating Stage Services Stage Of A Charging Station’s Life Cycle Upgrading Stage / Additional Services Energy Storage / PV Charging Hardware and User Acquisition Equipment Software Procurement Platform 2% One-time Procurement One-time revenue of the Recurring take rate based on One-time revenue of hardware hardware / software procured charging volume originated procured and construction from NaaS’ app capex Operating / Virtual Power Plant EPC Maintenance Services (“VPP”) Trading 91% Recurring One-time revenue of the entire Recurring revenue based on Recurring take rate on VPP project CAPEX investment long-term/annual contracts service Battery Testing and Initial Financing Channel Non-charging Services Recycling / Battery Building Swap Station Stage One-time referral fee Recurring take rate from rental Battery Testing and Recycle: generated from referrals to income Recurring service fee 7% One-time financiers Year 0 Year 2 Year 4 Year 6 Year 8 Year 10 Battery swap: Take rate on rental income Construction Stage Operation Stage Upgrading Stage Building Connections Increasing Stickiness Creating Additional Revenue Streams 19

Our Comprehensive Product And Service Offerings Create A Virtuous Cycle Of Growth UEIOT ES Energy Storage Ubiquitous Electric Internet of Things (3) VPP EPC Virtual Power Plant (1) EIOT User Acquisition Platform REITs Charging (2) EAIOP Financial Support Stations Operation & Maintenance Platform Intelligent More User Energy Power Grid Traffic Service More Better Experience Charging End User Stations Vehicle Business Consumer 2018 2019 2020 2021 2022 2023 2024 2025 Notes: (1) EIOT stands for Energy Internet of Things (2) EAIOP stands for Energy AI Operating Platform (3) EPC stands for Engineering Procurement Construction 20

Launching A Virtual Power Plant In Mid-2023 To Facilitate The Construction Of A “Modern Energy System Power Power Power Cloud-based Virtual Power Plant (“VPP”) Generation Transmission Consumption Electric Power Market Electricity Procurement PV Upgrade and Trading Service Wind Power Localized Energy Energy Management Storage Photovoltaic System (EMS) Upgrade Power and Load Management Cloud-based Virtual Power Plant Localized Energy Management System (“EMS”) Hydro-electric Peak Shaving And Power Valley Filling Service Coal-fired Chargers Large Power Grid Power Decentralization Digitalization Integration 21

Automatic Charging Robot For Autonomous Driving

NaaS
NASDAQ: NAAS

Features and Technologies

- Active vehicle locating, precise self-parking, automatic docking, charging and undocking via mechanical arms, automatic return and recharging
- Deep learning, 5G, V2X, SLAM [(1)] , waterproof and shock-proof

Key Achievements

- Connected with major OEMs seamlessly through an open API.
- Created a set of precise algorithms that enable the mechanical arm to identify different charging ports and accurately charge and undock.

Targeted Application Scenarios

- **Near term:** To provide charging services for parking slots without charging facilities or to provide additional charging capacity
- **Future:** To achieve unmanned replenishment for autonomous driving.


NaaS
NaaS
NaaS
N613
Automatic charging process
Effortless and time-saving

Notes:
(1) SLAM: simultaneous localization and mapping

22

Rapid Overseas Business Expansion Underway China l Most developed EV charging market in the world Allen Dong l Mature EV charging ecosystem General Manager of European & Middle-East Region l Advanced EV charging solutions § 20+ years of global auto market and new energy automotive industry experience l Cost-effective charging, energy storage and other products Europe l Established Europe office in the Netherlands l Mature market: will cooperate with local partners to provide cost-effective charging products and solutions Middle East l In-depth discussions with governments and energy companies in the UAE, OMAN, SAUDI ARABIA for potential strategic cooperation Southeast Asia l Established local office and team in Singapore l Underdeveloped market with huge population and low EV adoption, conducting communication with energy and internet companies to deploy charging solutions Japan l Discussion with major energy companies to explore potential opportunities in the local market 23

Visionary Management Team With Proven Execution Capability DAI Zhen Founder & Chairman WANG Yang Alex Wu Co-Founder & CEO President & CFO Online Platform Offline Network China Market Oversea Market ZENG Qingzhu YU Xiang SUN Lei Allen Dong Vice President of Vice President of GM of Europe & COO Strategy Sales Middle East ✓ Visionary management team with proven execution capabilities ✓ Over 350 employees with in-depth expertise, resources and connections in the power industry ✓ Big data-driven business with 25% of personnel focused on R&D 24

NaaS Is Backed By China's Large Digital Mobility Energy Service Provider

NaaS
NASDAQ: NAAS


China's largest online automotive fueling service network (1)
China's largest third-party gas station network
Largest user base in China's automotive fueling market
中能链
能链企服
能程科技
Automotive Fueling Business
能链
NEWLINK
China's Largest Digital Mobility Energy Service Provider
NaaS
EV Charging Business
~70% shareholding
Strong Synergies with NewLink
• About 30% of gas station owners are interested in expanding into charging station business (2)
• Over 70% of NaaS' existing end-users are converted from NewLink's user base.

Notes:
(1) Ranked by GTV in 2022
(2) According to company research

25

Continuous Expansion In Our Partnership Network Upstream Downstream Storage Manufacturer Homestay Charging Service Battery Testing Provider ▪ Invested in Legend Energy to utilize ▪ Established the joint venture ‘Smart ▪ Established joint venture with Hyper its energy storage and battery Charging’ with Smart Order to create a Strong to develop energy storage network of destination-sharing charging management technology at charging solutions for various scenarios, including stations services for electric vehicles charging stations ▪ Legend Energy: taking a leading ▪ Smart Order: a leading hotel SaaS ▪ Hyper Strong: a leading energy storage provider in China that has served more position in energy storage with system integrator and system service advanced battery technology than 23,000 B&B, a natural market for provider management charging 26

ESG Highlights: Facilitate The Transition Into Green Energy By 2030, we target to Our Goal: reduce road traffic emissions by 1.26% NaaS’s Achievement on Emission Reduction 1,847,700 tons Carbon emission reduction in 2022 106% YoY 393 GWh Renewable power procured by NaaS 89.52% (1) in 2022 Of total energy procured Notes: (1) As of December 31, 2022 . 27

Compelling Financial Results With Substantial Growth Potential

NaaS
NASDAQ: NAAS

2023 net revenue is expected to reach RMB500 ~ 600 million (US$72 ~ 87 million), 5.4 ~ 6.4 times from 2022.

Gross Transaction Value

(RMB Million)


YoY + 94%
159
239
399
434
479
557
824
840
365
1231
2701
+ 237%
+ 119%
2021 Q1
2021 Q2
2021 Q3
2021 Q4
2022 Q1
2022 Q2
2022Q3
2022Q4
2020
2021
2022

Net Revenue

(RMB Million)


YoY + 95%
2.0
3.3
13.1
15.1
14.5
22.0
26.9
29.5
6.2
33.5
92.8
+ 443%
+ 177%
2021 Q1
2021 Q2
2021 Q3
2021 Q4
2022 Q1
2022 Q2
2022Q3
2022Q4
2020
2021
2022

Net Revenue – Online EV Charging Solutions

(RMB Million)


YoY + 100%
1.3
2.3
6.9
7.5
7.9
11.8
15.5
14.9
5.5
18.0
50.2
+ 230%
+ 179%
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2020
2021
2022

Net Revenue – Offline EV Charging Solutions

(RMB Million)


YoY + 96%
0.6
0.9
6.0
7.1
6.5
9.8
10.3
14.0
0.6
14.6
40.6
+ 2487%
+ 178%
2021Q1
2021Q2
2021Q3
2021Q4
2022Q1
2022Q2
2022Q3
2022Q4
2020
2021
2022

Notes:
(1) Non-IFRS Net Loss = Net Loss add back the share-based compensation, equity-settled listing cost and fair value changes of convertible and redeemable preferred share
(2) Non-IFRS Net Loss Ratio = Non-IFRS Net Loss / Gross Revenue

28

▪ China Leads The Global ▪ The China Market Will Continue ▪ NaaS Has The Largest Third- Electrification Market To Unlock Huge Potential Party Charging Network With Huge First Mover Advantage 29 29

30